UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Aspen Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

04530L203

(CUSIP Number)

Dennis F. Connolly

Godfrey & Kahn, S.C.

833 E. Michigan Street, Suite 1800

Milwaukee, Wisconsin 53202

(414) 273-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

March 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04530L203
1.	NAME OF REPORTING PERSON Calm Waters Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 2,336,307 shares(1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 2,336,307 shares(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,336,307 shares(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14.	TYPE OF REPORTING PERSON PN

(1)Includes 1,638,000 shares of common stock issuable upon the conversion of a convertible note.

(2)The calculation is based on (i) 25,190,410 shares of common stock issued and outstanding as of March 11, 2022, as reported by Aspen Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended January 31, 2022, and (ii) 1,638,000 shares of common stock issuable upon the conversion of a convertible note.

CUSIP NO. 04530L203
1.	NAME OF REPORTING PERSON Richard S. Strong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 319,744 shares
	8.	SHARED VOTING POWER 2,336,307 shares(1)
	9.	SOLE DISPOSITIVE POWER 319,744 shares
	10.	SHARED DISPOSITIVE POWER 2,336,307 shares(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,656,051 shares(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON IN

(1)Includes 1,638,000 shares of common stock issuable upon the conversion of a convertible note.

(2)The calculation is based on (i) 25,190,410 shares of common stock issued and outstanding as of March 11, 2022, as reported by Aspen Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended January 31, 2022, and (ii) 1,638,000 shares of common stock issuable upon the conversion of a convertible note.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Aspen Group, Inc. (the “Company”), a Delaware corporation, with its principal executive offices located at 276 Fifth Avenue, Suite 505, New York, New York 10001.

Item 2. Identity and Background

This Statement is being filed by Calm Waters Partnership, a Wisconsin general partnership (“Calm Waters”) and Richard S. Strong (together, the “Reporting Persons”).  The principal address of each of the Reporting Persons is 115 South 84th Street, Suite 200, Milwaukee, WI 53214.  Calm Waters is a private investment partnership owned by Mr. Strong and an immediate family member.  Mr. Strong is a private investor and a U.S. citizen.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 14, 2022, the Reporting Persons acquired beneficial ownership of more than 5% of the Company’s outstanding Common Stock as a result of Calm Waters’ acquisition of a convertible promissory note in the aggregate principal amount of $5,000,000 (the “Convertible Note”).  Under the terms of the Convertible Note, Calm Waters has the option to convert the note into Common Stock during a five-year period, provided Calm Waters may not convert the Convertible Note to the extent its resulting beneficial ownership would exceed 9.9% of the outstanding shares of Common Stock.  The consideration for the Convertible Note was personal funds of Calm Waters.

Prior to March 14, 2022, Calm Waters had direct beneficial ownership of 698,307 shares of Common Stock and Mr. Strong had direct beneficial ownership of 319,744 shares of Common Stock, which shares were purchased with personal funds of the respective Reporting Person.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of the Common Stock and the Convertible Note for investment purposes.  The Reporting Persons or their representatives or advisors have engaged, and may engage in the future, in communications with the Chief Executive Officer and certain other officers, directors, or other representatives of the Company regarding the Company, including but not limited to operational, financial performance and strategic matters.  The Reporting Persons have no intention of increasing their ownership of Common Stock other than pursuant to conversion of the Convertible Note; however, the Reporting Persons reserve the right to acquire additional shares of Common Stock through the conversion of the note, or otherwise, or to dispose of Common Stock from time to time, subject to the ownership limitation described in Item 3.

Except as set forth above, neither of the Reporting Persons has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)See cover pages.

(b)  See cover pages.

(c)  A description of the transactions in Common Stock by Calm Waters and Mr. Strong during the past 60 days from the date hereof is set forth in Annex 1 and Annex 2, respectively, and each annex is incorporated by reference. Such purchases were open market transactions executed through various brokerage firms.

(d)   The partners of Calm Waters may have the right to receive dividends from, or the proceeds from the sale of, the Common Stock held by Calm Waters.  The partners of Calm Waters are Mr. Strong and a member of his immediate family.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendments hereto.  A copy of the Joint Filing Agreement is attached as Exhibit 1 and is incorporated herein by reference.

In connection with the transactions described above, Calm Waters is party to revolving promissory note with the Company and an intercreditor agreement with another lender and the Company.  The intercreditor agreement sets forth certain agreements among the lenders and noteholders in the event of default by the Company, with respect to the collateral securing the revolving promissory and convertible notes (and such collateral includes a pledge of the Common Stock held by the Company’s Chief Executive Officer), and with respect to the exercise of other rights.

Calm Waters, together with another holder of a revolving promissory note and convertible note issued by the Company, are also party to an investors/registration rights agreement whereby, upon request of either Calm Waters or the other lender, the Company is obligated to register the resale of shares of Common Stock held by Calm Waters and the other holder. Calm Waters, together with another holder of a revolving promissory note and convertible note issued by the Company, are also party to a letter agreement wherein the Company and its subsidiaries made certain representations and warranties to the lenders. The letter agreement also contained certain conditions precedent to the closing of the transactions.

Except as set forth in response to other Items of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement
2	Form of Revolving Promissory Note and Security Agreement, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on March 15, 2022
3	Form of Convertible Promissory Note and Security Agreement, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on March 15, 2022
4	Form of Intercreditor Agreement, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on March 15, 2022
5	Form of Investors/Registration Rights Agreement, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on March 15, 2022
6	Form of Letter Agreement, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the SEC on March 15, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2022	Richard S. Strong
/s/ Richard S. Strong

Dated: March 18, 2022	CALM WATERS PARTNERSHIP /s/ Richard S. Strong
Richard S. Strong Managing Partner

Annex 1

Transactions by Calm Waters Partnership

Trade Date	Activity	Number of Shares	Price per Share ($)
1/27/2022	Purchase	3,000	2.1000
1/28/2022	Purchase	20,000	1.9700
1/31/2022	Purchase	14,000	2.3200
2/1/2022	Purchase	7,000	2.2800
2/2/2022	Purchase	25,000	2.1000
2/3/2022	Purchase	14,000	1.8800
2/4/2022	Purchase	6,000	1.9200
2/7/2022	Purchase	7,500	1.9700
2/8/2022	Purchase	6,000	2.0000
2/9/2022	Purchase	5,000	2.0000
2/10/2022	Purchase	18,000	1.8700
2/11/2022	Purchase	10,000	1.1300
2/11/2022	Purchase	136,192	1.1600
2/11/2022	Purchase	1,000	1.1100
2/14/2022	Purchase	55,000	1.2300
2/15/2022	Purchase	19,000	1.2200
2/16/2022	Purchase	17,000	1.2500
2/17/2022	Purchase	14,000	1.2200
2/18/2022	Purchase	8,842	1.2400
2/22/2022	Purchase	6,200	1.2400

Trade Date	Activity	Number of Shares	Price per Share ($)
2/23/2022	Purchase	12,240	1.2200
2/24/2022	Purchase	12,800	1.2200
2/25/2022	Purchase	4,530	1.2500
2/28/2022	Purchase	2,700	1.2600
3/1/2022	Purchase	1,400	1.2500
3/2/2022	Purchase	11,009	1.1800
3/3/2022	Purchase	4,000	1.1100
3/4/2022	Purchase	1,100	1.1300

Annex 2

Transactions by Richard S. Strong

Trade Date	Activity	Number of Shares	Price per Share ($)
1/13/2022	Purchase	90,000	2.6400
1/14/2022	Purchase	20,587	2.5400
1/18/2022	Purchase	21,916	2.4800
1/19/2022	Purchase	10,500	2.4900
1/20/2022	Purchase	10,100	2.5200
1/21/2022	Purchase	28,000	2.4200
1/24/2022	Purchase	14,000	2.3100
1/25/2022	Purchase	4,000	2.2600
1/26/2022	Purchase	26,340	2.1400

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.001 par value per share, of Aspen Group, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of March, 2022.

CALM WATERS PARTNERSHIP

/s/ Richard S. Strong	/s/ Richard S. Strong
Richard S. Strong	Richard S. Strong
Managing Partner